Exhibit 15.5

March 7, 2023

China National Oil and Gas Exploration

And Development Corporation

International Holding Ltd (“CNODCI”)

No.6-1 Fuchengmen Beidajie

Xicheng District

Beijing, China 100034

Reference:	CNODCI Interest in PetroKazakhstan Inc.
Evaluation of Crude Oil Reserves, Third Party Report

Dear Ladies and Gentlemen:

1.	INTRODUCTION

McDaniel & Associates Consultants Ltd. (“McDaniel”) was requested by PetroKazakhstan Inc. (“PKI”) to prepare an evaluation of the crude oil reserves and the net present values of these reserves for the interests of PKI in the South Turgai Basin, Republic of Kazakhstan, effective as of December 31, 2022.

PKI is an integrated oil and gas company, owned 67 percent by CNODCI and 33 percent by JSC KazMunaiGas Exploration Production (“KMG EP”). PKI requested McDaniel to prepare this Third-Party Report for CNODCI based on the 67 percent interest owned by CNODCI in PKI for the assets of CNODCI that are held within three operating subsidiaries: PetroKazakhstan Kumkol Resources (“PKKR”), Kolzhan LLP (“Kolzhan”) and PetroKazakhstan Ventures Inc. (“PKVI”).

This report was prepared to support PKI’s and CNODCI’s annual securities filings with the SEC. The reserves estimates have been prepared and presented in accordance with U.S. Securities Exchange Commission (SEC) standards. The estimated net proved reserves attributable to the properties evaluated herein, represent 0.1 percent of PetroChina’s reserves on a net equivalent basis. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the United States Securities and Exchange Commission (SEC). This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by PetroChina. The assumptions, data, methods, and procedures are appropriate for the purpose served by the report.

2000, Eighth Avenue Place, East Tower, 525 – 8 Avenue SW, Calgary AB T2P 1G1    Tel: (403) 262-5506    www.mcdan.com

CNODCI Interest in PetroKazakhstan Inc. Evaluation of Oil and Gas Reserves – Third Party Report	Page 2 March 7, 2023

2.	RESERVES DEFINITIONS

The SEC reserves definitions are contained in the Final Rule of Modernization of Oil and Gas Reporting (17 CFR Parts 210, 211, 229 and 249) published by the SEC Regulation on January 14, 2009. A summary of the key proved reserves definitions in Regulation S-X 210.4-10 is presented below.

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note: Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non- productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)

Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

CNODCI Interest in PetroKazakhstan Inc. Evaluation of Oil and Gas Reserves – Third Party Report	Page 3 March 7, 2023

(ii)

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)

Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)

Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Analogous Reservoir

Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i) Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii) Same environment of deposition; (iii) Similar geological structure; and (iv) Same drive mechanism.

CNODCI Interest in PetroKazakhstan Inc. Evaluation of Oil and Gas Reserves – Third Party Report	Page 4 March 7, 2023

Reasonable Certainty

If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

3.	METHODOLOGY AND PROCEDURES

Crude oil reserves estimates and their associated net present values were evaluated in this report by McDaniel for the interests of PKI in Kazakhstan.

Essentially all of the basic information employed in the preparation of this report was obtained from PKI including geological, geophysical, engineering and financial data. McDaniel utilized this data to prepare an independent assessment of the crude oil reserves as of December 31, 2022. PKI has represented that it is committed to the development plan provided by PKI and has the financial capability to drill the locations and undertake the various developments scheduled in its development plan.

Reserves were assigned by volumetric, material balance, decline analysis or analogy where considered appropriate. In many cases, where sufficient data were available, a combination of the methods were applied. For volumetric methods, the recoverable estimates were based on an estimation of the oil initially-in-place (OIIP) derived from the net oil pay map and petrophysical parameters of the specific pool and a recovery factor based the drive mechanism of the pool, recovery efficiencies in analogous reservoirs, production performance of the existing wells and the benefits expected from future drilling taking into account structural position. For reservoirs where reliable performance trends could be extrapolated, production decline curve analysis was conducted using the appropriate decline curve.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or analogous locations. For reserves not yet on production, forecast sales were estimated to commence at an anticipated date furnished by PKI. The proved undeveloped reserves estimates were based on opportunities identified in the plan of development provided by PKI. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

CNODCI Interest in PetroKazakhstan Inc. Evaluation of Oil and Gas Reserves – Third Party Report	Page 5 March 7, 2023

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowable or other constraints set by regulatory bodies.

Oil and gas reserves estimates have an inherent degree of associated uncertainty the extent of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

4.	ECONOMIC ASSUMPTIONS

Net present value estimates were calculated based on future revenue forecasts. As per SEC guidelines, the future net revenues and net present values presented were calculated using the first day of the month crude oil prices for each of the 12 months prior to the effective date of December 31, 2022 and were presented in United States dollars. No escalation of the prices were made nor were the operating and capital costs increased for inflation in this evaluation. The relevant benchmark for PKI’s reserves is Brent at US $100.19/bbl.

The product prices that were used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials”. The differentials used in the preparation of this report estimated from received price information provided by PKI. The average realized prices for PKI’s reserves in the report are US $44.30/bbl.

Future capital costs and operating costs were based on PKI budgets for each respective property with adjustments as deemed appropriate by McDaniel. Capital costs are included as required for workovers, new development wells and production equipment. Based on our understanding of future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Abandonment costs are represented by PKI to be inclusive of those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration costs associated with the abandonment. Estimates of the operating costs, capital costs and abandonment costs were considered in determining the economic viability of the undeveloped reserves.

CNODCI Interest in PetroKazakhstan Inc. Evaluation of Oil and Gas Reserves – Third Party Report	Page 6 March 7, 2023

Our report has been prepared assuming the continuation of existing regulatory and fiscal conditions subject to the guidance in the SEC regulations. Notwithstanding that PKI currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in the regulation will not occur; such chances, which cannot reliably be predicted, could impact PKI’s ability to recover the estimated reserves.

5.	EVALUATION SUMMARY

5.1	NET RESERVES

The net share of proved developed, proved undeveloped and total proved crude oil reserves as of December 31, 2022 attributable to CNODCI for each of the three subsidiary companies are summarized below.

CNODCI’S NET ENTITLEMENT OF PROVED RESERVES (1)

AS OF DECEMBER 31, 2022

	Proved Developed	Proved Undeveloped	Total Proved
Crude Oil, Mbbl
PKKR	9,951	1,356	11,306
Kolzhan	5,170	1,214	6,384
PKVI	518	283	801
Total	15,639	2,853	18,491

(1)	Net entitlement reserves are the working interest reserves in each property after deducting royalties payable to others. In the case of all properties, there are no royalties payable to others.

5.2	GROSS RESERVES

The total proved developed, proved undeveloped and total proved crude oil reserves as of December 31, 2022 for each of the three subsidiary companies are presented below for reference purposes only. These gross reserves estimates are based on a 100 percent working interest in each of the properties and include all reserves attributable to government and working interest partners.

GROSS PROVED RESERVES

AS OF DECEMBER 31, 2022

	Proved Developed	Proved Undeveloped	Total Proved
Crude Oil, Mbbl
PKKR	14,852	2,023	16,875
Kolzhan	13,350	3,015	16,365
PKVI	1,031	564	1,595
Total	29,233	5,602	34,834

CNODCI Interest in PetroKazakhstan Inc. Evaluation of Oil and Gas Reserves – Third Party Report	Page 7 March 7, 2023

5.3	NET PRESENT VALUES

The net present values for the proved developed, proved undeveloped and total proved crude oil reserves as of December 31, 2022 attributable to CNODCI for each of the three subsidiary companies are presented below. All of the net present values have been presented at a 10 percent discount rate after tax.

CNODCI NET PRESENT VALUES DISCOUNTED AT 10 PERCENT AFTER TAX

AS OF DECEMBER 31, 2022, $MM

	Proved Developed	Proved Undeveloped	Total Proved
PKKR	60	12	72
Kolzhan	55	11	66
PKVI	7	3	10
Total	122	25	147

6	BASIS OF OPINION

McDaniel & Associates Consultants Ltd. has over 65 years of experience in the evaluation of oil and gas properties. McDaniel is registered with the Association of Professional Engineers and Geoscientists of Alberta (APEGA). All of the professionals involved in the preparation of this report have in excess of five years of experience in the evaluation of oil and gas properties. Mr. Cam Boulton, Executive Vice President, supervised the preparation of this report. Mr. Boulton is a professional engineer registered with APEGA and has over 15 years of experience in the evaluation of oil and gas properties. All of the persons involved in the preparation of this report and McDaniel & Associates are independent of PKI and CNODCI.

In preparing this report, we relied upon certain factual information including ownership, well data, production data, prices, revenues, operating costs, capital costs, contracts, and other relevant data supplied by PKI. We used all methods and procedures as it considered necessary under the circumstances to prepare the report. Assumptions, data, methods and procedures are appropriate for the purpose served by the report. This report was prepared by McDaniel for the use of PKI and CNODCI for its securities filings. It is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than PetroKazakhstan Overseas Services Inc.. without the knowledge and consent of McDaniel & Associates Consultants Ltd. Individual property reserves estimates may not reflect the same confidence level as required by the reserves definitions for the overall group of properties. Consequently, McDaniel & Associates reserves the right to re-assess the reserves estimates and future net revenues for any individual property or group of properties if considered in isolation. The reserves estimates for all properties evaluated in the report meet the requirements for reasonable certainty in Rule 4-10(a)(24) of Regulation S-X.

CNODCI Interest in PetroKazakhstan Inc. Evaluation of Oil and Gas Reserves – Third Party Report	Page 8 March 7, 2023

We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available, if any data between the preparation date and the evaluation date of this evaluation were to vary significantly from that forecast, or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

APEGA PERMIT NUMBER: P3145

Cameron T. Boulton, P.Eng. Executive Vice President March 7, 2023	Anatoli Tchernavskikh, P.Geol. Manager, International Geology March 7, 2023

CTB/AT:jep

[22-0202]

CERTIFICATE OF QUALIFICATION

I, Cameron Boulton, Petroleum Engineer of 2000, 525 – 8 Avenue SW, Calgary, Alberta, Canada hereby certify:

1.

That I am an Executive Vice President of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of PetroKazakhstan Inc., the report entitled “CNODCI Interest in PetroKazakhstan Inc., Evaluation of Crude Oil Reserves, Third Party Report, As of December 31, 2022”, dated March 7, 2023, and that I was involved in the preparation of this report. I am also registered as a Responsible Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA Permit Number 3145.

2.

That I attended the Queen’s University in the years 2002 to 2006 and that I graduated with a Bachelor of Science degree in Chemical Engineering, that I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 15 years of experience in oil and gas reservoir studies and evaluations.

3.

That I have no direct or indirect interest in the properties or securities of PetroKazakhstan Inc., nor do I expect to receive any direct or indirect interest in the properties or securities of PetroKazakhstan Inc., or any affiliate thereof.

4.

That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

APEGA ID 89981

Calgary, Alberta

Dated: March 7, 2023

CERTIFICATE OF QUALIFICATION

I, Anatoli V. Tchernavskikh, Petroleum Geologist, of 2000, 525 – 8 Avenue SW, Calgary, Alberta, Canada hereby certify:

1.

That I am the Manager of International Geology of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of PetroKazakhstan Inc., the report entitled “CNODCI Interest in PetroKazakhstan Inc., Evaluation of Crude Oil Reserves, Third Party Report, As of December 31, 2022”, dated March 7, 2023, and that I was involved in the preparation of this report. I am also registered as a Responsible Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA Permit Number 3145.

2.

That I attended Moscow State University (Russia) in the years 1984 to 1991, graduating with a Honorary Master of Science degree in Geology; that I am a registered Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 30 years of experience in oil and gas reservoir studies and evaluations.

3.

That I have no direct or indirect interest in the properties or securities of PetroKazakhstan Inc., nor do I expect to receive any direct or indirect interest in the properties or securities of PetroKazakhstan Inc., or any affiliate thereof.

4.

That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

APEGA ID 66495

Calgary, Alberta

Dated: March 7, 2023